Exhibit 99.1

Press Release

For immediate release

Banle Energy International Limited Arranges Bunkering Services
for BYD Explorer No. 1 at the Port of Antwerp

Hong Kong February 27, 2024 (GLOBE NEWSWIRE) – On February 23, 2024, Banle Energy International Limited, a subsidiary of CBL International Limited (NASDAQ: BANL), is pleased to announce another successful arrangement of bunkering services for BYD Explorer No. 1 at the Port of Antwerp. This achievement further builds upon our previous bunkering services provided to BYD. The Port of Antwerp, which is the second largest port in Europe with connections to over 800 destinations worldwide, serves as a strategic hub for global maritime trade.

In January 2024, Banle Energy proudly supported the maiden voyage of BYD Explorer No. 1 by providing bunkering services to the vessel at Yan Tai port. We have been given the privilege once again to provide bunkering services for our valued customer at Port Antwerp. This opportunity comes as we continue to expand our business in Europe, further solidifying our presence in the region.

“We are delighted to provide bunkering services for our esteemed customer, BYD, and support its voyage in Europe,” said Mr. William Chia, Chairman and CEO of CBL International Limited. “We actively seize every opportunity to offer competitive and integrated bunkering services to our valued customers in our progressively expanding network, including the European market. In line with this strategy, our representatives will be attending the International Energy Week in London to further strengthen our brand presence in the European region.”

Banle Energy International Limited remains committed to delivering exceptional bunkering services, catering to the evolving needs of the maritime industry. With a focus on expanding its European operations, the company continues to forge strategic partnerships and explore new opportunities to provide efficient and reliable solutions.

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About CBL International Limited

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, Turkey and Belgium. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

Forward-Looking Information and Statements

Certain statements in this announcement are forward-looking statements, by their nature, subject to significant risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com